UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® and Open Range Sign a Multi-Year Contract for Equipment and Services Expected at Over $100 Million for 4G Network Across 17 States. Dated June 17th , 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® and Open Range Sign a Multi-Year Contract
for Equipment and Services Expected at Over $100
Million for 4G Network Across 17 States

Partnership to bring advanced broadband wireless services to 546 communities, representing largest RUS-funded WiMAX™ project to date

Mountain View, Calif., June 16, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced it was selected by U.S. broadband wireless operator, Open Range Communications Inc., for the nation’s largest Rural Utilities Service (RUS) funded deployment spanning 17 states, 546 rural communities, and reaching up to 6 million people. With this new broadband wireless network, Open Range will begin offering state-of-the-art 4G services to un-served and underserved customers across rural America in the fourth quarter of this year.

As part of this contract, expected to be more than US$100 million over a five-year implementation, Alvarion will provide radio access equipment, customer devices (CPE) and systems integration for Open Range’s broadband wireless network. In addition to selecting Alvarion for its market-leading WiMAX platform, Open Range will rely on Alvarion’s industry leadership and experience for the end-to-end integration of the Open Range network solution, creating a best-of-breed 4G network in rural America.

Open Range will offer Simply EasierSM wireless communications to subscribers that will enable not only a hyper-connected Internet lifestyle, but also new economic opportunities not possible before because of the lack of infrastructure. Some of the unique attributes available through this “always on” wireless broadband network include:

—	Simple and instant service activation

—	Voice and data capabilities

—	WiFi for connectivity to existing PCs

—	Highly secure network communication

“We are thrilled to collaborate with Open Range as they make history building 4G broadband infrastructure in a large footprint to provide personalized broadband services to consumers in un-served and underserved parts of the country,” said Tzvika Friedman, president and CEO of Alvarion. “Open Range’s vision to connect rural America will stimulate local development for many rural communities across the US. Alvarion has a longstanding role enabling the delivery of broadband services to consumers here in the US and abroad. With our full portfolio of end-to-end, turnkey WiMAX solutions and extensive network deployment experience, we are enabling operators around the globe to deliver affordable broadband services to subscribers wherever they may reside.”

The new Open Range 4G network, based on Alvarion’s WiMAX Forum® Certified™ 802.16e BreezeMAX® solution, will be built with an all-IP architecture leveraging the latest 4G technology. This solution will give millions of rural Americans the ability to enjoy wireless broadband services across the communities where they live and work.

“Open Range’s unique business model focuses on delivering wireless high-speed Internet and voice services to un-served and underserved communities,” said Open Range founder and CEO, Bill Beans Jr. “These communities require an innovative partner with experience in delivering a wide array of simple, high quality, cost effective, robust solutions that are scalable and sustainable. Alvarion’s passion and heritage in deploying wireless broadband globally with its expanded advanced capabilities make them an ideal partner for Open Range.”

Alvarion was the first WiMAX equipment supplier to receive USDA acceptance as well as “Buy American” status from the USDA RUS for two of its BreezeMAX base stations in July 2008. Both RUS and “Buy American” designations are required for operators requesting federal funds from the Rural Broadband Access Loan program for the purpose of purchasing and deploying broadband systems.

About Open Range Communications
Open Range is a broadband wireless provider using WiMAX technology to deliver wireless broadband to un-served and underserved American communities. Open Range plans to deliver portable and eventually mobile voice and Internet services to customers within its robust WiMAX footprint. Within the next five years, Open Range intends to serve 546 communities, making its services initially available to approximately six million people. Open Range’s wireless broadband network solution will connect customers through licensed spectrum, enabling communities to improve safety, economic growth, education, and quality of life and to remain competitive in the age of constant communications. For more information, visit www.openrangecomm.com.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: orders and revenues derived from the Open Range agreement can be substantially lower than expected due to a number of contingencies including lack of funding from the RUS and lack of orders from Open Range, potential impact on our business of the spread of the U.S. credit crisis and current global recession; the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd. in certain jurisdictions.

Simply Easier is an Open Range Communications Inc. mark.

All other companies’ names, products, services may be the properties of their respective owners.